

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2014

Via Email
Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556

        Re: **Apple Hospitality REIT, Inc.**
                            Schedule TO-T/A filed July 24, 2014 by Coastal Realty Business
                            Trust; SCM Special Fund 3 LP and Mackenzie Capital Management
                            LP
                            File No. 005-86821

Dear Mr. Patterson:

        We have limited our review of the filing to those issues we have addressed in our comments below.

Schedule TO-T/A

1.   Based on disclosure in the prior amendment to Schedule TO, the offer expired on July 15, 2014. The final amendment was not filed until July 24, 2014. Refer to Rule 14d-3(b)(2) and tell us why the filing was not made promptly.

2.   Given the lateness of the filing of the final amendment, please confirm whether the expiration date was July 15, 2014 and whether the amount tendered as disclosed in the amendment represents amounts tendered through that expiration date. We may have further comment.

3.   Please refer to the prompt payment provisions of Rule 14e-1(c) and advise us of whether the bidders are in compliance with this provision.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3757 if you have any questions regarding our comments. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions